

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05004971

February 14, 2005

Susan I. Permut
Vice President, Assistant General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/2005

Re: EMC Corporation
Incoming letter dated December 22, 2004

Dear Ms. Permut:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to EMC by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001


PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

790070

December 22, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: EMC Corporation – Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentleman:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that it is the intention of EMC Corporation ("EMC" or the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal, which the Proponent delivered via facsimile dated November 9, 2004, is attached hereto as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if EMC omits the proposal from its Proxy Materials for the reasons set forth below.

As more fully set forth below, we believe that the issuance of, and the Company's intended compliance with, Financial Accounting Standards Board Statement No. 123, (revised 2004), *Share-Based Payment* ("FAS 123(R)") results in the Company's substantial implementation of the Proposal within the meaning of Rule 14a-8(i)(10).

The Proposal

The Proposal states, "Resolved: That the stockholders of EMC Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

Reasons for Exclusion

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) provides that a company may exclude a proposal if the company has "already substantially implemented the proposal." The exclusion is designed to avoid stockholders having to consider a matter that has already been favorably acted upon by management of the company. *See* Securities Exchange Act Release No. 12598 (July 7, 1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented. *See*

Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). In addition, the Division of Corporation Finance has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Gap, Inc.* (Mar. 16, 2001) and *Kmart Corp.* (Feb. 23, 2000).

On December 16, 2004, the Financial Accounting Standards Board published FAS 123(R), which requires the expensing of employee equity-based compensation. FAS 123(R)'s requirement to expense options is precisely the objective of the Proposal.

EMC will (and has indicated in correspondence with the Proponent dated December 15, 2004 that it will) adopt FAS 123(R), which will result in EMC expensing in its annual income statement the costs of all future stock options issued by it. This expensing of stock options will be reflected in EMC's financial statements beginning in the quarter ended September 30, 2005, as per FAS 123(R)'s requirements to apply the statement as of the first interim or annual reporting period that begins after June 15, 2005. As a practical matter, it would not be feasible for EMC to implement the Proposal any earlier than the requirement of FAS 123(R). EMC's annual meeting of shareholders is typically scheduled in early May. Should the Proposal be approved, any implementation of the Proposal by EMC prior to the time frame outlined in FAS 123(R) would require discussion and approval after the annual meeting by our Board of Directors. Thus, implementation for any period prior to the quarter ending September 30, 2005 would not be practicable.

Conclusion

Accordingly, based on the foregoing, the Company believes that we may properly omit the Proposal under Rule 14a-8(i)(10), and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. As required in Rule 14a-8(j) under the Exchange Act, we have enclosed six (6) copies of this letter and its attachment. Also, we are mailing a copy of this letter and its attachment on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the Proxy Materials. As provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than eighty (80) calendar days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company only by facsimile. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (508) 293-7254 (phone) or (508) 497-6915 (facsimile).

Sincerely,



Susan I. Permut
Vice President, Assistant General Counsel

Exhibit A

Stock Option Expensing Proposal

Resolved: That the stockholders of EMC Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom – examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.
>
> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[HAND DELIVERED]

January 25, 2005

Mr. David Lynn
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to EMC Corporation's Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to EMC Corporation's ("EMC" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has already substantially implemented the proposal. The Company contends that, as a result of the Financial Accounting Standards Board (FASB) releasing FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") on December 16, 2004, the Company will be required to begin expensing stock options as of the first interim or annual reporting period that begins after June 15, 2005.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date. The cases cited by the Company in its request for concurrence from the staff of the Division of Corporation Finance ("Staff") merely support the proposition that substantial implementation – not future implementation -- may justify omission of a proposal. The burden of persuasion is on the Company to show that it has substantially implemented the Proposal, and it has failed to meet its burden. Stating – or implying – that it is going to begin expensing options later this year if required to do so by FASB is quite different from proving that it has substantially implemented the Proposal.

The Securities and Exchange Commission or Congressional Action May Delay or Stop Implementation of FASB Statement 123(R)'s Stock Option Expensing Requirement

The issue of stock option expensing has attracted a tremendous amount of attention from investors, issuers, legislators, accounting standards experts, regulators, and the media for over a decade. Until FASB's December 16, 2004 release of Statement 123 (R), the efforts of those opposed to stock option expensing had been successful. The failure of those efforts to stop FASB's issuance of Statement 123 (R) has not ended those efforts. The Company's Request for No-Action Relief makes no mention of the efforts of hundreds of politicians, corporations, trade associations, and lobbyists that have in recent months endeavored to block a FASB expensing rule, nor does it note that those efforts are continuing and may very well succeed. The new goal of those opposed to an expensing rule is to block the effective date of Statement 123 (R)'s option expensing requirement through legislative or regulatory relief. Evidence of a coming legislative fight is clear:

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *The Washington Post*, Dec. 17, 2004. "Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June. . . The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups. . .") (copy attached)

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *Washington Post,* Dec. 17, 2004. "Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months. Despite FASB's action, 'that still leaves wide open both Congress and the SEC,' Peck said in an interview."

- "Options to count as expenses; Tech sector blasts change in rules," *Chicago Tribune,* Dec. 17, 2004. "But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them. On Thursday, they vowed to continue the fight in

Washington... 'FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one,' [John] Palafoutas said, promising to 'aggressively lobby' Congress to overturn the proposal. . . . Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s." (copy attached). (We note that Mr. Palafoutas is the senior vice president of AeA, a technology trade association leading the fight against option expensing.)

- "Employee stock options must be stated, ruling says; Intel leads companies that plan to lobby SEC to pre-empt decision," *The Charlotte Observer*, Dec. 17, 2004. "Intel Corp., Genentech Inc. and other U.S. companies that have resisted counting employee stock options as an expense will have to do so starting in June under a final accounting rule issued Thursday. . . . Intel and some other computer companies oppose the rule and their lobbying group plans to press Congress and the SEC to preempt the requirement. 'Since FASB is moving ahead with its fundamentally flawed proposal, we sincerely hope the Securities and Exchange Commission will intervene,' Rob Haralson, a spokesman for the American Electronics Association, a Washington, D.C., trade group, said in a statement. He said association members also will 'aggressively lobby' Congress." (copy attached).

- "Regulators back rules on options / Detractors say move not final word on issue," *Houston Chronicle*, Dec. 17, 2004. "[Jeff] Peck said, however, that there may be pressure on the SEC to reject or at least revise the rule." (Peck is chief lobbyist for the International Employee Stock Options Coalition). (copy attached).

- "Tech Firms Vow to Continue Fight Over Stock Options," *Technology Daily PM*, Dec. 16, 2004. (copy attached).

- "Stock-option rule declared; Companies would expense options – Accounting board faces opposition," *The Seattle Times*, December 17, 2004. (copy attached).

- "FASB Stock Comp Rule ends Decade-Old Debate – for Now," *Accounting Today*, January 24, 2005. "Jeffrey Peck, lead consultant for the International Employee Stock Options Coalition and a partner with lobbying firm Griffin, Johnson, Madigan & Peck, said that the issue is far from settled. 'I would think about this as the end of a chapter in the middle of a long book,' Peck said. 'There's a lot of work to be done by the Securities and Exchange Commission and the Congress and by others. FASB has finished its work, and that phase of the process is over, but there's plenty left to go.'" (copy attached).

- "Bank Chair Sees Senate Support to Expense Options," Reuters News, January 19, 2005. "'Everyone is waiting to see if and what the SEC decides to do to supplement or modify what FASB has done,'" said Jeff Peck, lobbyist for the International Employee Stock Options Coalition. "He said interest in curbing expensing was at least as strong on Capitol Hill now as last year." (copy attached).

It would be the worst possible result for the Company to be allowed to omit the Proposal on Rule 14a-8(i)(10) substantial implementation grounds on the basis of an accounting rule with a future expensing obligation, when the rule and the expensing obligation may be blocked or delayed well into the future. The SEC has ruled that shareholders should be allowed to vote on option expensing shareholder proposals (*National Semiconductor, Dec. 2, 2002*), and the possibility that the Company may be required to begin expensing stock options in the future does not justify denying shareholders an opportunity to vote on this important issue.

In conclusion, we would note that the Company has the ability to resolve this matter by stating with no qualifications that it is going to begin expensing stock options regardless of the outcome of efforts to block FASB Statement 123 (R) from going into effect. In other words, the Company could implement the Proposal. It chooses not to do so and thus is not entitled to relief under Rule 14a-8(i)(10). We respectfully submit that the Company has failed to satisfy its burden of persuasion and that the Staff should not concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10).

If you have any questions about this matter or would like any additional information, please contact me at (202) 546-6206 x 221. Additionally, should you disagree with the conclusions set forth in this response to the Company's Request for No-Action Advice, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to the Company's Request by fax at (202) 543-4871 when it is available.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department

cc. Susan I. Permut

Attachments





The Washington Post
washingtonpost.com

Financial

FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan

Carrie Johnson
Washington Post Staff Writer
583 words
17 December 2004
The Washington Post
FINAL
E01
English

Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat **stock options** as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June.

After two years of effort, the **Financial Accounting Standards Board** published a controversial 27-page standard that will cut reported profits at technology companies and other businesses that make heavy use of **stock options** as a compensation tool. Options give employees the right to buy stock at a set price within a specific time frame. Currently they are reflected as footnotes to financial statements but do not appear on the income statement itself.

The plan "will provide investors and other users of financial statements with complete and unbiased financial information," **FASB** Chairman Robert H. Herz said in an afternoon conference call with reporters.

Board member G. Michael Crooch added that recognizing the cost of **stock options** will help investors evaluate the "relevance, reliability and comparability" of financial data across companies.

Large public companies will be required to begin expensing options in financial statements beginning June 15, 2005. Smaller companies will be required to comply beginning Dec. 15, 2005.

About 750 publicly traded companies in the United States already voluntarily expense options, according to a report by Bear, Stearns & Co. A similar plan released for non-U.S. companies by international standards setters will take effect next month.

The **FASB** move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups, whose members argue there is no reliable way to determine the value of options.

Jeff Peck, the chief lobbyist for the International Employee **Stock Options** Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the **FASB** rule over the next six months.

Despite **FASB**'s action, "that still leaves wide open both Congress and the SEC," Peck said in an interview.

The House of Representatives voted 312 to 111 last summer to require further study of options expensing. But a similar measure bogged down in the Senate, despite letters of support from more than four dozen senators from both political parties.

Longtime proponents of options expensing on Capitol Hill cheered the board's move yesterday and urged their colleagues not to tamper with the work of the independent accounting board.

"It is critically important to keep U.S. accounting rules out of politics, which means allowing the experts at **FASB** to do their work," Sen. Carl M. Levin (D-Mich.) said in a prepared statement.

Sen. Peter Fitzgerald (R-Ill.) said that only three years after scandals at Enron Corp., WorldCom Inc. and other companies, Congress "should be trying to ensure that corporate earnings reports are more, not less, reliable."

But opponents of the plan, including venture capitalists and electronics trade associations, said it was "badly flawed" and cited other new financial reporting requirements as a reason for even more delay.

Donald T. Nicolaisen, the SEC's chief accountant, said in a prepared statement that debate on the issue so far has been "open, rigorous, and appropriate." He said that companies should focus their energy on implementing the plan and that the SEC is "preparing to provide appropriate guidance" to help companies comply with the standard.

http://www.washingtonpost.com

Document WP00000020041217e0ch0004q





Business

Options to count as expenses; Tech sector blasts change in rules

By Andrew Countryman, Tribune staff reporter. Bloomberg News contributed to this report.
842 words
17 December 2004
Chicago Tribune
Chicago Final
1
English

Stock options, which made millionaires of countless corporate executives in the go-go '90s, are about to get more expensive for thousands of companies.

Despite vehement opposition from tech-sector lobbyists, members of the **Financial Accounting Standards Board** on Thursday gave final approval to rules requiring major companies to deduct the cost of options from their bottom line starting in June.

The board put the wheels in motion for the decision more than 18 months ago, backed by shareholder advocates and such luminaries as Federal Reserve Chairman Alan Greenspan and billionaire investor Warren Buffett. Options give the holder the right to buy stocks at a certain price at a future date. If the price goes up, the holder exercises the option and pockets the difference.

That, proponents of the rule say, makes them a form of compensation that must be treated as an expense.

"Recognizing the cost of share-based payments in the financial statements improves the relevance, reliability and comparability of that financial information," said accounting board member Michael Crooch.

But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them.

On Thursday, they vowed to continue the fight in Washington.

John Palafoutas, senior vice president of domestic policy for leading high-tech trade association AeA, called the plan "fundamentally flawed" and said the accounting board "is continuing to disregard the legitimate concerns of the high-tech industry."

"**FASB** still does not have an accurate method for valuing employee **stock options** and has shown no interest in finding one," Palafoutas said, promising to "aggressively lobby" Congress to overturn the proposal.

Although the group urged the Securities and Exchange Commission to intervene, the SEC's chief accountant, Donald Nicolaisen, called the rule an "important improvement" that "will result in more comparable information in financial statements provided to investors."

Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s.

This summer, the House passed a measure that would limit options expensing to the chief executive and the next four highest-paid officers at major firms. The measure, however, died in the Senate.

Out of the footnotes

Companies already are required to disclose the expense of options annually as a footnote to financial statements, but experts said putting them in the actual income statement is another matter.

"Then I'm shouting," said DePaul University accounting professor Kevin Stevens. "If I put it in the footnotes, I'm whispering."

In anticipation of the rules, and sometimes in the name of good corporate governance, roughly 750 companies voluntarily expense options or have announced plans to, the accounting board said.

Among the earliest were Boeing Co. and the former Bank One Corp., which has since been acquired by J.P. Morgan Chase & Co.

"There are still a lot of companies that have been in denial," said Paula Todd, a compensation consultant with Towers Perrin Inc. in Stamford, Conn. "So many companies aren't ready to adopt expensing. It will be a scramble."

If the rule already were in effect, it would have trimmed 2003 profits for companies in the benchmark Standard & Poor's 500 index by 8 percent, according to a Bear Stearns Cos. study.

Stevens said giant companies are unlikely to feel much effect, but smaller, earlier-stage tech companies could be hard-hit, and their shares could feel the pain.

"I think that will affect stock prices," he said. "I know it shouldn't, but I think it will."

Impact on pay diminishes

Because the rule change was widely anticipated, **stock options** have begun to lose some of their currency as a form of compensation.

A study released Wednesday by Lincolnshire-based Hewitt Associates, for example, found that options make up less than a third of total compensation for senior executives at Fortune 100 companies, down from nearly half just two years ago.

In addition, fewer managerial employees are receiving options, which opponents of expensing warned would be a consequence of such a rule.

A key issue is how to calculate the value of the options.

The accounting board did not dictate a particular method, and many have complained that the traditional Black-Scholes model has serious flaws.

Deloitte & Touche stock option valuation specialist Bernard Pump said more companies are looking at so-called lattice-based methods, which supporters say provide more nuance and flexibility, and better reflect real-world behavior.

"While the **FASB** has not suggested a particular method is better ... it's clear they believe the lattice-based models will give a more accurate" picture of options' value, Pump said.

Regardless, Stevens said, options clearly have some value.

"Can we value them exactly? No," he said.

"We understand the measurement problems," Pump said, "but the answer can't be zero."

Document TRIB000020041217e0ch0009a





The Charlotte Observer
Found on Charlotte.com

BizDaily

Employee stock options must be stated, ruling says; Intel leads companies that plan to lobby SEC to pre-empt decision

MARK JAFFE
Bloomberg News
482 words
17 December 2004
Charlotte Observer (NC)
1st
3D
English

Intel Corp., Genentech Inc. and other U.S. companies that have resisted counting employee **stock options** as an expense will have do so starting in June under a final accounting rule issued Thursday.

The **Financial Accounting Standards Board** unanimously approved the rule, Chairman Robert Herz said at a news conference. Small businesses won't have to comply until after Dec. 15, 2005, and closely held companies will have until 2006.

The rule aims at clearer financial reports by putting the cost of options, now relegated to footnotes in regulatory filings, on the income statement. The rule would have trimmed 2003 profit for Standard & Poor's 500 Index companies by 8 percent, according to a Bear Stearns Cos. study.

Intel and some other computer companies oppose the rule and their lobbying group plans to press Congress and the SEC to preempt the requirement.

"Since **FASB** is moving ahead with its fundamentally flawed proposal, we sincerely hope the Securities and Exchange Commission will intervene," Rob Haralson, a spokesman for the for the American Electronics Association, a Washington, D.C., trade group, said in statement. He said association members also will "aggressively lobby" Congress.

Options enable a holder to buy stock at a specific price for a set period of time.

"There's still a very strong lobby trying to stop the rule," said Michael Crooch, a member of the Norwalk, Conn.-based accounting board. "We tried to get everyone's input, so we'd understand the impact of the rule."

About 750 companies already have begun treating options as a compensation expense or announced plans to do so,

FASB Chairman Herz said. Coca-Cola Co., Wal-Mart Stores Inc., General Electric Co. are among U.S. companies that have made the switch.

"There are still a lot of companies that have been in denial," said Paula Todd, a compensation consultant with Towers Perrin Inc. in Stamford, Conn. "So many companies aren't ready to adopt expensing. It will be a scramble."

Under the new rule, companies must begin calculating the value of options given to employees at the time the securities are awarded and count them as a cost for all financial statements issued after June 15.

Companies will have to choose a formula, such as the Black-Scholes model, to calculate the value of options by using six variables including interest rates, stock-price volatility and the life span of options.

Billionaire investor Warren Buffett, Federal Reserve Board Chairman Alan Greenspan, Vanguard Group founder John Bogle and Legg Mason Inc.'s William Miller all support option expenses.

Opponents, such as Intel Chief Executive Officer Craig Barrett, argue there is no reliable way to value employee options and expenses may force companies to eliminate the awards to employees.

Document CLTO000020041217e0ch0002y





BUSINESS

Regulators back rules on options / Detractors say move not final word on issue

TOM FOWLER
Staff
534 words
17 December 2004
Houston Chronicle
2 STAR
1
English

Accounting rule-makers approved plans Thursday forcing companies to expense employee **stock options** by the middle of 2005, a long- anticipated move that opponents say won't be the last word on the issue.

The **Financial Accounting Standards Board** voted to make large companies conform to the new rules beginning June 15. Smaller companies have until Dec. 15.

While as many as 750 companies already expense **stock options**, most simply report the effect the options would have in a footnote.

The pronouncement from the board was not unexpected, as the issue had been discussed in dozens of public meetings over the past year. But the rule did not specify what method companies should use to value options, meaning it will be difficult to compare the cost of options from one company to another, opponents say.

"One of the core principles of financial reporting is the notion of comparability," said Jeff Peck, chief lobbyist for the International Employee **Stock Options** Coalition, a collection of companies that has been fighting the option expensing movement for years. "The rule **FASB** approved today violated that principle."

A stock option is the right to buy a share of stock in the future at a given price. Companies give them to employees as an incentive to work hard and keep the company's stock price on the rise.

Ideally, when the option matures, the employee can use it to purchase shares for less than the market price.

For many companies, **stock options** were like magic. Employees received options that could someday be worth millions, but unlike salary or bonuses, they didn't show up as an expense on the income statement.

Few people were concerned about options at companies until they became widely used in the 1990s. At first technology companies that lacked cash began to use options heavily to attract talented workers.

Many public companies followed their lead, even the energy industry.

Many observers blame huge executive stock option grants in the 1990s for a mind-set that encouraged business practices that boosted short-term stock prices at the expense of long-term value.

They used recent corporate scandals and the need for greater transparency in financial reports as rallying cries for option expensing.

Opponents of option expensing argued that the new rule will hurt small startup firms that lack the cash to attract top talent and will ultimately undermine entrepreneurism.

Expensing options will not affect cash flow, but it could cut profits.

A study by Bear Stearns estimated that the rule would have trimmed 2003 profits for Standard & Poor's 500 index companies by 8 percent.

The Securities and Exchange Commission will have to vote on the new rules, a process that should go smoothly, accounting board Chairman Bob Herz said at a news conference Thursday.

Peck said, however, that there may be pressure on the SEC to reject or at least revise the rule.

And the Senate may revisit a stalled bill that would require option expensing for just the top five executives at a firm. The House passed a similar bill in July.

tom.fowler@chron.com

Document HOU0000020041218e0ch0007a





Lobbying

Tech Firms Vow To Continue Fight Over Stock Options

by Drew Clark
512 words
16 December 2004
Technology Daily PM
English

Technology companies opposed to treating employee **stock options** as expenses say they are not abandoning their efforts to delay, reverse or modify that mandate, which was finalized Thursday.

As previously announced, the **Financial Accounting Standards Board (FASB)** issued its final requirement with only a few minor changes from the version promulgated in October. Under the rule, all publicly traded companies must use one of **FASB**'s recommended approaches to valuing options, and technology companies say those approaches overvalue the cost of **stock options**.

"**FASB**'s new expensing standard simply will not work," said Rick White, chairman of the International Employee **Stock Options** Coalition (IESOC). "And that's not a surprise since **FASB** has adopted exactly the proposal it started out with two years ago, paying no attention to the thousands of comment letters and suggestions it has received from the public, the business community and numerous members of Congress."

IESOC has led a broad coalition of technology and business groups in an increasingly rear-guard effort to block the requirement. Officials with those groups said they will continue to press for changes or a delay to the requirement, which is set to take effect by July 1.

"Even many ardent proponents of expensing **stock options** concede that the new **FASB** rule is so badly flawed that it is unworkable," said George Scalise, president of the Semiconductor Industry Association.

"We don't see anything that came out today that leads us to believe that **FASB** listened to us or Congress or small, emerging, growth companies," added Mark Heesen, president of the National Venture Capital Association.

The battlegrounds on the subject in 2003 were at **FASB**, an independent accounting board that reports to the Securities and Exchange Commission (SEC), and in Congress. In 2004, the groups will press the SEC, the Bush administration and Congress to intervene.

"I think people, at least on the Hill, have coalesced around three key points: **stock options** should be preserved for rank-and-file employees; accounting standards must be accurate, reliable, understandable and transparent; and [policymakers] ought to do everything they could to maintain" global economic leadership, IESOC lobbyist Jeff Peck said.

He said **FASB**'s final standard fails on every front and added, "It now becomes officially up to the SEC and Congress to achieve each of those principles."

The industry secured a 312-11 vote in the House in July for a compromise measure that would have required expensing of **stock options** only for companies' top five officers. The legislation died in the Senate.

Some technology players also have been pressing for modifications to the expensing method. In October, Cisco Systems, Genentech and Qualcomm proposed an alternative valuation model, but **FASB** rejected it.

"The valuation model [**FASB**] has proposed is not credible from an accounting standpoint, and we still oppose it," said John Palafoutas, the senior vice president of the tech group AeA. "We are hoping that the SEC calls for a field test on the valuation" method before the rules take effect.

Document TDDP000020041216e0cg00001





Business

Stock-option rule declared ; Companies would expense options | Accounting board faces opposition

Arindam Nag
Reuters
616 words
17 December 2004
The Seattle Times
Fourth
D1
English

New York

NEW YORK -- Companies must start expensing employee **stock options** in earnings statements next year, U.S. accounting rule makers declared yesterday, a move that could signal the end of a long- standing bookkeeping practice that many argued allowed the masking of a key compensation cost.

The rule by the **Financial Accounting Standards Board (FASB)**, proposed to take effect in mid-2005, could still be blocked by fierce opposition from parts of corporate America, particularly Silicon Valley and its supporters in Congress.

"There's still a very strong lobby trying to stop the rule," said G. Michael Crooch, an **FASB** member.

FASB rules must be backed by the Securities and Exchange Commission (SEC) before taking effect, although the commission has historically signed off on the independent panel's decisions.

The rule, which drew immediate fire from technology trade organizations, would make a stock-option grant a compulsory cost item for companies that award options as part of employee compensation. An option is the right to buy a stock at a preset price.

Until now, companies could merely mention the value of the options in the footnotes of financial filings. While some big companies like Microsoft and Coca-Cola have already started expensing **stock options**, some other big companies, mostly technology- oriented, have opposed the practice.

About 750 U.S. companies today voluntarily expense employee **stock options**.

"Recognizing the cost of share-based payments in the financial statements improves the relevance, reliability and comparability of that financial information and helps users of financial information to understand better the economic transactions affecting an enterprise and supports resource allocation decisions," Crooch said.

Technology companies have argued that expensing them would deter companies from issuing options, limiting their ability to lure and retain talented executives.

Criticism was still coming in yesterday. The National Venture Capital Association said **FASB**'s move will harm young and private companies.

"Now that the **FASB** has issued its final ruling, it's time for policy-makers and regulators to step in on behalf of our country's entrepreneurs and fix the quagmires that have been created here," said Mark Heesen, the association's president.

Heesen said he expected the SEC to take a hard look before it approved the rule.

FASB's move on **stock options** also champions its independence, which came under serious threat a few months ago when some of the biggest technology companies wanted Congress to block the proposal.

FASB, however, remained unfazed and stuck to its deadline of coming out with the rule by year-end.

"Despite intense political pressure to reverse course, **FASB** demonstrated its commitment to reform and acted today in the best interest of the investing public," said Sen. Peter Fitzgerald, R- Ill.

One problem that **FASB** faced this year was opposition to the recommended valuation method for the options. Historically, the Black-Scholes model has been used, but some experts have questioned its validity for some options.

These experts point out that the Black-Scholes method was crafted to value options that constantly trade on stock exchanges, while employee options are held by employees for at least three years. The holding period has an effect on volatility of an option price that the Black-Scholes method does not consider.

Bob Herz, **FASB**'s chairman, said the accounting body was not going to specify which valuation method to use, but he encouraged companies that opt for Black-Scholes to take a look at the Lattice model, which he called "more refined."

Information from Bloomberg News is included in this report.

photo; Caption: G. Michael Crooch is a member of **FASB**. (0395230083)

Document SETL000020041229e0ch000k2

ACCOUNTINGTODAY

Assurance
FASB stock comp rule ends decade-old debate - for now
By Glenn Cheney
888 words
24 January 2005
Accounting Today
14
Vol. 19, No. 2
English

Norwalk, Conn. -- Last month, the **Financial Accounting Standards Board** issued its long-awaited final statement on share-based compensation or "stock comp." But many wonder if that's the last that we'll hear of it.

Not likely.

Statement 123R (R as in "revised") marked the culmination of a 10-year struggle to establish accurate and equitable rules that would require, among other things, the fair-value expensing of stock option compensation on companies' income statements.

"We believe that recognizing the cost of these compensation arrangements in the financial statement improves the relevance, reliability and comparability of financial information and will help the users of financial information to better understand the economic transactions affecting companies and to better assess the absolute and relative profitability of companies," said **FASB** Chairman **Robert Herz**.

Herz said that the board had decided to review the original Statement 123 two years ago, after investors, creditors, analysts and others complained that the failure to include employee compensation costs in the income statement impaired the transparency, comparability and credibility of financial statements.

Statement 123R, which the board approved unanimously, brings the U.S. treatment of stock option compensation into line with those of Canada and the **International Accounting Standards** Board.

The statement calls for public companies to start expensing options beginning with their first annual reporting period after June 15, 2005.

The move was lauded by shareholder advocates, but criticized, perhaps understandably, by many larger companies - especially those in the technology sector - that offer **stock options** as part of employee compensation packages.

Stock options allow both executives and rank-and-file employees to buy shares of their company's stock in the future at a set price. If the company's share price rises prior to an employee exercising their options, the employee can buy the stock at the predetermined lower price, then subsequently sell it at the higher price.

After Statement 123 went into effect in the late 1990s, U.S. companies were allowed, but not required, to keep stock option compensation off their balance sheets. They have had the option to merely disclose in footnotes the hypothetical effect on the balance sheets if such compensation were expensed. Herz said that about 750 public companies have been voluntarily expensing stock option compensation.

Herz pointed out that the statement covers a very wide range of share-based compensation arrangements, including many forms of **stock options**, restricted stock plans, performance-based awards, share appreciation rights, and employee stock purchase plans.

Trouble on the Hill

Though the statement brings to an end the seemingly endless deliberations at **FASB**, the U.S. Congress is now debating the issue.

Several months ago, Congress, led by Rep. Richard Baker, R-La., passed H.R. 3574, a bill that would effectively override **FASB**, requiring companies to expense only the estimated value of the **stock options** issued to their five largest recipients. The Senate is considering a similar bill.

Jeffrey Peck, lead consultant for the International Employee **Stock Options** Coalition and a partner with lobbying firm Griffin, Johnson, Madigan & Peck, said that the issue is far from settled.

"I would think about this as the end of a chapter in the middle of a long book," Peck said. "There's a lot of work yet to be done by the Securities and Exchange Commission and the Congress and by others. **FASB** has finished its work, and that phase of the process is over, but there's plenty left to go."

Peck said that the SEC has indicated interest in promulgating additional guidance, and that members of Congress believe that more consideration should be given to the economic impact of the change in accounting.

"This part of the process was certainly a surprise to no one," Peck said. "Everybody knew **FASB** was going to end up in this place. This is where they started, and this is where their commitment was in the beginning, and they were not going to be deterred regardless of how many comment letters suggested that they not go down this path."

At a press conference, Herz declined to discuss the political struggle that has accompanied the project since its inception.

"Those who oppose the mandatory expensing of **stock options** have lobbied quite vigorously, and they say they intend to continue to do so," he said. "That is their right, but we need to fulfill our role, and that is what we have done in issuing this standard."

Herz said that an independent organization had estimated that if Statement 123R had been in effect two years ago, it might have impacted the profits of the S&P 500 by about 19 percent in 2002 and 8 percent in 2003. He added that now that the standard has been established, many companies will "change their business arrangements" to minimize the impact of the accounting change.

Board member Michael Crooch said that the SEC had expressed an interest in issuing implementation guidance to help companies adopt and properly use the most appropriate measurement model. He said that the commission was waiting to see the final statement before moving ahead with any additional guidance. http://www.thomsonmedia.com http://www.webcpa.com

photos, **Robert Herz**; Rep. Richard Baker

Document ACTODY0020050124e11o0000l

Bank chair sees Senate support to expense options.

400 words
19 January 2005
05:26 pm
Reuters News
English

WASHINGTON, Jan 19 (Reuters) - The new Congress should not intervene to stop **stock options** expensing, U.S. Senate Banking Committee Chairman Richard Shelby said on Wednesday, adding that he thought his position had widespread support.

Shelby's resistance was one of the main reasons opponents of new rules on the treatment of employee **stock options** were unable to get congressional help last year.

The Financial Accounting Standards Board in December published rules that will force companies to deduct the cost of employee **stock options** from profits, starting in June.

Lobbyists for expensing opponents, including many high-tech companies that grant options liberally to employees, say they hope either the Securities and Exchange Commission or Congress will intervene to delay, water down, or change the rules.

A bill to limit options expensing passed the House of Representatives by a wide margin last year, but Shelby bottled it up in his committee. The Alabama Republican said on Wednesday that he had not changed his mind on the issue.

"I believe most people that buy and sell stocks, a lot of pension funds, agree that they should be expensed, and that we should not intervene legislatively into a matter that FASB, with their expertise, know a heck of a lot more about than we do," Shelby said.

He also believed the SEC agreed with him.

"I believe we're on the right side of the issue, trying to keep politics out of standards for accounting," Shelby said in a news conference. "I think the majority will stay there. I certainly will."

Stock options are the right to buy or sell stock for a set price at a future date.

FASB did not find a reliable method of valuing options before ordering companies to expense them, complained Jeff Peck, lobbyist for the International Employee **Stock Options** Coalition, which opposes expensing.

"Everyone is waiting to see if and what the SEC decides to do to supplement or modify what FASB has done," he said.

He said interest in curbing expensing was at least as strong on Capitol Hill now as last year.

"I don't think the numbers in the House (that supported supported legislation to limit expensing) have gotten any smaller, and four members of the House who supported the legislation are now members of the Senate" as a result of the November election, Peck said.

Document LBA0000020050119e11j00s36

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EMC Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that EMC may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if EMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor